Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Thomas J. Deutsch 604.691.7445 604.893.2679 thomas.deutsch@mcmillan.ca 57826V-213259 December 23, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:      Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

Re:     Telupay International Inc. (f/k/a I-Level Media Group Incorporated)
           Form 8-K
           Filed September 30, 2013
           File No. 000-52069

We are counsel for and write on behalf of Telupay International Inc. (the "Company") in response to the Staff's letter of October 24, 2013 (the "Comment Letter") signed on behalf of Mr. Larry Sprigel, of the United States Securities and Exchange Commission (the "Commission").

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 1 (the "Form 8-K/A") to the Company's Form 8-K (as filed on September 30, 2013, the "Form 8-K"). We confirm that this draft has been redlined to show all changes from the original Form 8-K.

On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter. We confirm that the disclosure changes described below have been made in the draft Form 8-K/A transmitted herewith, and that the same will be made in the actual Form 8-K/A when filed with the Commission. We confirm that the Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Commission Comment:

General

1.     Please revise the Form 8-K to highlight a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

Company Response:

We confirm, on behalf of the Company, that disclosure has been added to the Form 8-K/A to highlight a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date when Form 10 information is provided. This disclosure has been added in Item 2.01 under the heading "Completion of Acquisition" and in Item 3.02. In addition, a risk factor has been added with respect to such resale restrictions.

Commission Comment:

Item 2.01 - Completion or Acquisition or Disposition of Assets, page 3

2.     Please provide disclosure with respect to all material relationships that existed between the I-Level Media Group and its affiliates, on the one hand, and Telupay PLC and its affiliates, on the other hand, prior to the time of the Amended and Restated Merger Agreement. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Company Response:

We confirm, on behalf of the Company, that the Company has advised that there were no material relationships that existed between I-Level Media Group Incorporated and its affiliates, on the one hand, and Telupay PLC and its affiliates, on the other hand, prior to the time of the Amended and Restated Merger Agreement. Adrian C. Ansell, the former President of Telupay PLC and the current President, Chief Executive Officer and executive director of the Company following the Merger, was the Secretary, Treasurer, Chief Financial Officer and a director of the Company from incorporation in August 2005 until March 2007. As such, Mr. Ansell was aware of the Company's existence as a shell company and approached Mr. Chiew, the sole director and officer of the Company prior to the effective date of the Merger, to suggest the proposed Merger transaction. We further confirm, on behalf of the Company, that Mr. Ansell (in consultation with Telupay PLC's board of directors) and Mr. Chiew (as the sole officer and director of I-Level Media Group Incorporated) determined to proceed with the transaction, and the particular structure was determined in consultation with legal counsel of Telupay PLC and I-Level Media Group Incorporated in order to ensure compliance with the requirements under the laws of Jersey, the Channel Islands (the jurisdiction under which Telupay PLC was formed) and the laws of the State of Nevada (the state of incorporation of the Company). We confirm that disclosure to this effect has been included in Item 2.01 of the Form 8-K/A.

We further confirm, on behalf of the Company, that no third parties played a material role in arranging or facilitating the Merger. In addition, we confirm, on behalf of the Company, that there were no promoters involved in the Merger transaction.

Commission Comment:

Current Business as a Result of Acquisition of Telupay, page 5

3.     Please revise or provide further disclosure to support your statement that MBS technology is a "bank-grade transaction." Your currently disclosure does not appear to adequately explain the capabilities of your MBS technology.

Company Response:

We confirm, on behalf of the Company, that the Company's mobile banking systems ("MBS") technology is a method of delivering bank-grade transactions via mobile devices. The Company has revised its disclosure in the Form 8-K/A indicate that the Company's MBS technology is compliant with the specific requirements of each of the Company's client-banks in respect of each such client's information technology and technical, information and security standards. Each of the Company's client-banks has confirmed such compliance through the issuance of a vulnerability assessment certificate in respect of the Company's MBS technology.

Commission Comment:

4.     Please provide a more thorough explanation of your business developments to date. For example, please explain the products or services you are providing to your customers in the Philippines. This explanation should specify the material terms of your agreements or arrangements with these customers, including disclosing how much of your revenue is generated from these customers.

Company Response:

     We confirm, on behalf of the Company, that the Company's has revised the Form 8-K/A to provide a more thorough explanation of its business developments to date. Specifically, the Company has added the following disclosure in Item 2.01 under the subheading "BUSINESS - Current Business as a result of Acquisition of Telupay":

  "The majority of the Company's MBS currently in commercial use is being used by three major commercial banks based in the Philippines (Metrobank, UnionBank and United Coconut Planters Bank (UCPB)). These client-banks use the Company's MBS exclusively; it is the only mobile banking system promoted under their individual bank-brands made available to, and being used by, their respective accountholders or customers. Approximately 70% of the Company's income is generated by the MBS used by the Company's client-banks under revenue-sharing arrangements based on a standard three- to five-year contractual period, with the earliest contracted bank agreement for MBS due for renewal by 2014 and the latest by 2017."

  "Megalink is promoting the use of the Company's MBS to its ATM bank-members without a proprietary mobile banking system to encourage such ATM bank-members to choose the Company's MBS."

  "We are currently doing testing for a remittance system with a major ATM network in Indonesia."

  "The Company's business arrangement with Metapago began in 2011. Since that time, the government of Peru has taken approximately two years to complete its policies, rules and regulations for e-products, which includes mobile banking systems. Metapago is currently awaiting the Peruvian government's issuance of an e-license to proceed with the commercial launch of its E-wallet product using our ARMaS system."

Commission Comment:

Risk Factors, page 8

5.     Please add risk factor disclosure addressing your management's lack of experience running a public company in the United States.

Company Response:

We confirm, on behalf of the Company, that a risk factor has been added to the Form 8-K/A addressing management's lack of experience running a public company in the United States.

Commission Comment:

6.     Please add risk factor disclosure addressing the specific risks raised by operating a mobile banking and payment application business, including any risks related to handling personally identifiable information.

Company Response:

We confirm, on behalf of the Company, that a risk factor has been added to the Form 8-K/A addressing the specific risks raised by operating a mobile banking and payment application business, including risks related to handling personally identifiable information.

Commission Comment:

7.     Please address any risks raised by operating in the Philippines.

Company Response:

We confirm, on behalf of the Company, that the Company has added risk factors to the Form 8-K/A addressing risks raised by operating in the Philippines.

Commission Comment:

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

8.     Please provide a detailed explanation for fluctuations in revenue and expenses between reporting periods. State the underlying business reasons for the change.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the Form 8-K/A to provide explanations for fluctuations in revenue and expenses between the reporting periods.

Commission Comment:

Liquidity and Capital Resources, page 13

9.     Please provide specific disclosure regarding your monthly cash burn, including how long you believe your current cash will fund your operations. In addition, please discuss what plans, if any, you have to obtain financing and fund your operations over the near term.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the Form 8-K/A to provide specific disclosure regarding its monthly cash burn, including how long the Company believes its current cash will fund its operations. We further confirm, on behalf of the Company, that the Company revised the Form 8-K/A to discuss its plan with respect to obtaining financing and funding its operations over the near term. This additional disclosure is included in Item 2.01 of the Form 8-K/A under the subheading "MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS - Need for Additional Capital."

Commission Comment:

Executive Compensation, page 21

Summary Compensation Table, page 22

General

10.     Pursuant to Item 402(n)(2)(iv), please provide footnote disclosure of the assumptions made in the valuation of the stock awards made to your NEOs in 2013 by reference to a discussion of those assumptions in the registrant's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the Summary Compensation table to provide footnote disclosure to indicate that the valuation of the stock awards made to the named executive officers in 2013 was based on their fair values on the date of grant and in accordance with ASC 718.

Commission Comment:

Executive Service Agreements, page 23

11.     We note that Telupay issued 1,168,000 common shares to two NEOs in 2013. Please explain to us why the share compensation issued to Mr. Romero-Salas and Ms. Carrillo for services rendered during the year ended March 31, 2013 is not reflected in the Summary Compensation Table.

Company Response:

We confirm, on behalf of the Company, that the Summary Compensation Table has been revised to indicate the value of the shares issued to Mr. Romero-Salas and Ms. Carrillo.

Commission Comment:

Related Party Transaction, page 23

12.     Disclose how much of the outstanding $316,540 is currently in default and due and payable.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure in the Form 8-K/A to indicate that the entire outstanding amount of $316,540 is currently in default and due and payable.

Commission Comment:

13.     Please disclose the aggregate amount of common stock currently held by Forte Finance.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure in the Form 8-K/A to indicate that upon completion of the Merger transaction on September 24, 2013, Forte Finance held 5,386,097 shares of the Company's common stock.

Commission Comment:

Telupay PLC and Subsidiaries

Revenue Recognition, page F-5

14.     It appears that your current revenue recognition policy quotes accounting literature and does not specifically state when and how you recognize revenue for your different transactions. Please enhance your revenue recognition policy to clearly describe each type of revenue stream, terms of the revenue arrangements, and your specific revenue policy as it relates to each revenue stream. Disclose when you recognize revenue for each revenue stream.

Company Response:

We confirm, on behalf of the Company, that revenue is derived on a per transaction basis through the Company's patented technologies and a modular, adaptable platform designed to create multi-channel gateways for all types of connected devices. The Company also earns revenue for services, such as programming, licensure on Software as a Service ("SaaS") basis, and on a performance basis, such as when a client acquires a new customer through our platform. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," as revised by SAB No. 104. As such, the Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable, and collectability is probable. Sales are recorded net of sales discounts.

The Company's revenue recognition policy has been revised in the Form 8-K/A to this effect.

Commission Comment:

Share-Based Compensation, page F-22

15.     You state on page F-36 that I-Level and Telupay had no stock options issued or outstanding at the time of the Merger. If true, please clarify your footnote to include this information. Also, given that you did issue restricted stock, please provide all stock-based compensation disclosure in accordance with ASC 718-10-50-2. Furthermore, your statement on page F-36 that Telupay has 5,963,334 warrants outstanding to acquire 5,963,334 shares of Telupay at $0.50 per share is unclear. Please revise to clarify.

Company Response:

We confirm, on behalf of the Company, that neither I-Level nor Telupay had stock options issued or outstanding at the time of the Merger. The footnote regarding "Share-Based Compensation" relates to the financial statements of Telupay as at March 31, 2013. As such, the footnote has been revised to specify that Telupay and its subsidiaries (referred to as the "Group" in such financial statements) had not granted any options to purchase common stock that were outstanding as of March 31, 2013.

We further confirm, on behalf of the Company, that this footnote has been revised to provide stock-based compensation disclosure in accordance with ASC 718-10-50-2.

We further confirm, on behalf of the Company, that Telupay did not have any options outstanding at closing, but did have an aggregate of 5,963,334 warrants outstanding at closing, each exercisable for $0.50 per Telupay share. As a result of the acquisition, such Telupay warrants have been cancelled and exchanged for an aggregate of 7,156,000 the Company's Warrants, each exercisable at $0.42 per share. (Pursuant to the terms of the Amended and Restated Merger Agreement, the exercise price of each Company exchange warrant was determined by dividing the per share exercise price of the corresponding Telupay warrant by the exchange ratio of 1.2). The disclosure of page F-36 has been revised to clarify this point.

Commission Comment:

Note 4 - Related Party Transactions, page F-24

Dispute from former director, page F-24

16.     Tell us about the status of your dispute with your former director. It is unclear why you believe the agreement you entered with the current directors relieves you from the obligation to issue shares resulting from the dispute. In this regard, tell us why you believe you do not need to record a liability for this obligation. Refer to your basis in accounting literature.

Company Response:

We confirm, on behalf of the Company, that this dispute was resolved on July 1, 2013. As more fully disclosed in Item 2.01 of the Form 8-K/A under the subheading "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE-Related Party Transactions-Forte Finance", on July 1, 2013, Telupay entered into a settlement agreement with Forte Finance regarding these matters.

We further confirm, on behalf of the Company, that the disclosure referred to in this comment from the Commission states that the additional 2.25 million shares that were claimed to be owed had been issued to directors of Telupay. Those directors personally entered into an agreement with Telupay to hold Telupay harmless from any obligation to issue shares resulting from the dispute and take personal liability within the limit of the value of the shares at the time the shares were issued to the directors. The 2.25 million shares in dispute had been issued (held by directors) so there was no further obligation to issue shares. Given that the directors agreed to hold Telupay harmless, there was no need to record a liability. As a result, the Company does not believe the guidance of ASC 450 to be applicable.

Commission Comment:

Report of Independent Registered Public Accounting Firm, page [F-32]

17.     If true, please ask your auditor to revise the first paragraph of their audit report to eliminate the phrase "A Development Stage Company". If you believe you are a development stage company, please tell us why. Refer to your basis in accounting literature.

Company Response:

We confirm, on behalf of the Company, that the Company's auditor has provided a revised audit report that eliminates the phrase "A Development Stage Company".

Commission Comment:

Unaudited Pro-Forma Financial Information, page F-30

Pro Forma Consolidated Balance Sheet, page F-30

18.     Pro forma presentation should be based on the latest balance sheet included in the filing. As such please remove your pro forma balance sheet for March 31, 2013.

Company Response:

We confirm, on behalf of the Company, that the pro forma balance sheet for March 31, 2013 has been removed from the pro forma financial information included in the Form 8-K/A.

Commission Comment:

Pro Forma Consolidated Balance Sheet, page F-33

19.     It is not clear to us why Telupay's accumulated deficit prior to the acquisition does not equal the combined company's accumulated deficit after the acquisition. Please explain or revise accordingly.

Company Response:

We confirm, on behalf of the Company, that the pro forma financial information included in the Form 8-K/A has been revised such that Telupay's accumulated deficit prior to the acquisition equals the combined company's accumulated deficit after the acquisition.

Commission Comment:

20.     In addition, it appears that your individual line items in stockholder's equity (deficit) do not sum across. Please revise accordingly.

Company Response:

We confirm, on behalf of the Company, that the pro forma financial information included in the Form 8-K/A has been revised such that the individual line items in stockholder's equity (deficit) now sum across.

Commission Comment:

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

We confirm, on behalf of the Company, that a written statement from the Company acknowledging the matters set forth above is enclosed herewith.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft Form 8-K/A are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-7445 of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch*

encl.

*Law Corporation